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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (Rule 14d-101)
                     Solicitation/Recommendation Statement
         Under Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                            WESTFIELD AMERICA, INC.
                               ------------------

                           (Name of Subject Company)

                            WESTFIELD AMERICA, INC.
                                ---------------

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                            ------------------------

                         (Title of Class of Securities)

                                  959910 10 0
                            ------------------------

                     (CUSIP Number of Class of Securities)

                                MARK A. STEFANEK
                            CHIEF FINANCIAL OFFICER
                            11601 WILSHIRE BOULEVARD
                                   12TH FLOOR
                         LOS ANGELES, CALIFORNIA 90025
                           TELEPHONE: (310) 478-4456
                            ------------------------

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                          HERBERT HENRYSON II, ESQUIRE
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                                250 PARK AVENUE
                            NEW YORK, NEW YORK 10177
                            TELEPHONE: 212-883-4992
                            FACSIMILE: 212-986-0604

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS.

    The name of the subject company is Westfield America, Inc., a Missouri corporation (the "Company"), and the address and telephone number of its principal executive offices are 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025, (310) 478-4456.

    SECURITIES.

    This Schedule 14D-9 relates to the Company's Common Stock, par value $.01 per share (the "Shares"). As of February 14, 2001, 73,354,863 Shares were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS.

    The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

    TENDER OFFER.

    This Schedule 14D-9 relates to a tender offer by Westfield America Management Limited, an Australian public company ("Purchaser"), in its capacity as responsible entity and trustee of Westfield America Trust, an Australian public unit trust, disclosed in a Tender Offer Statement on Schedule TO, dated March 5, 2001 (the "Schedule TO"), to purchase all the outstanding Shares not already owned by Purchaser or its affiliates, Westfield American Investments Pty. Limited and Westfield Corporation, Inc. ("Westfield Affiliates"), at a price of $16.25 per Share, to the seller in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as they may be amended or supplemented, from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2001 (the "Merger Agreement"), by and among Purchaser, Mall Acquisition Corp., a Delaware corporation to be formed prior to the Effective Time (as defined below) ("Merger Sub"), and the Company, which, among other things, provides for: (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; and (ii) the subsequent merger of Merger Sub with and into the Company (the "Merger"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding (other than Shares owned by Purchaser, Merger Sub or the Westfield Affiliates, or Shares held in the treasury of the Company, or Shares held by shareholders validly exercising appraisal rights pursuant to
Section 351.455 of the General and Business Corporation Law of the State of Missouri (the "MGBCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

    The Schedule TO states that the address of the principal executive offices of Purchaser is Level 24, Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia and the telephone number is 011-612-9358-7000.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser or its affiliates, see "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "SPECIAL FACTORS--Related Party Transactions" and "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, which is incorporated by reference herein.

    A summary of the material provisions of the Merger Agreement is included in "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit (e)(1) hereto and which is incorporated by reference herein.

    Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on February 14, 2001, the special committee of the Board of Directors (the "Special Committee") unanimously determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and the holders of Shares (other than Purchaser, Merger Sub and the Westfield Affiliates), and unanimously determined to recommend that the Board
(i) approved, adopted and declared advisable the Merger Agreement and the other transactions contemplated thereby, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, holders of Shares (other than Purchaser, Merger Sub and the Westfield Affiliates) and (iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    At a meeting held on February 14, 2001, the Board of Directors of the Company unanimously determined to accept the Special Committee's recommendation and determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, holders of Shares (other than Purchaser, Merger Sub and the Westfield Affiliates), approved, adopted and declared advisable the Merger Agreement and resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement. Accordingly, the Board unanimously recommends that the shareholders of the Company tender their Shares pursuant to the Offer. Copies of a letter to the shareholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and
(a)(4) hereto, respectively, and are incorporated herein by reference.

    REASONS FOR THE RECOMMENDATION.

    SPECIAL COMMITTEE. In evaluating the Merger Agreement, the Offer and the Merger, the Special Committee relied upon its knowledge of the business, financial condition and prospects of the Company as well as the advice of its financial and legal advisors. In determining that the Special Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board, the Special Committee considered the following

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factors, each of which, except as set forth in items (10) and (13) below, in the view of the Special Committee, supported such determination:

    (1) FINANCIAL AND BUSINESS PROSPECTS. The Special Committee considered the information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the estimated net asset value of the Company's assets.

    (2) MARKET PRICE AND PREMIUM. The Special Committee considered the historic market prices and recent trading activity of the Shares with a particular emphasis on the relationship between the $16.25 per Share amount and the trading history of the Shares. In particular, the Special Committee noted that the $16.25 per Share amount represents a premium of approximately 14.7% over the $14.17 per Share closing price on the New York Stock Exchange ("NYSE") on February 13, 2001, the trading day before the Merger Agreement was executed, approximately 12.6% over the $14.43 per Share average closing price on the NYSE over the previous month, and approximately 15.7% over the $14.05 per Share average closing price on the NYSE over the past year.

    (3) ALTERNATIVES TO THE MERGER. The Special Committee considered the possible alternatives to the Offer and the Merger, including continuing to operate the Company as a publicly held entity and the risks and benefits associated therewith. The Special Committee discussed the significant uncertainties regarding the financial condition of anchor mall tenants such as JC Penney Company, Inc., Sears Roebuck and Co. and Montgomery Ward & Co., Inc. The Special Committee also concluded that the beneficial ownership by Purchaser and the Westfield Affiliates of approximately 77.5% of the Shares effectively precluded the possibility of a third party bid that might offer the Company's shareholders a control premium for their Shares. In addition, based upon discussions between the Special Committee's financial advisor and Purchaser's financial advisor, the Special Committee concluded that Purchaser would not consider a liquidation of the Company or a sale of its Shares at this time.

    (4) ARM'S-LENGTH NEGOTIATIONS. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between Purchaser and the Special Committee (through their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the Merger, other than as a public holder of ordinary units of Westfield America Trust.

    (5) OFFER PRICE AND MERGER CONSIDERATION. The Special Committee concluded that the Offer Price represented the highest price that Purchaser would be willing to pay to acquire the Shares. This determination was based on all information available to the Special Committee as a result of the Special Committee's participation, through its advisors, in the negotiations with Purchaser, as well as the advice of its advisors, in an attempt to obtain the highest price reasonably available.

    (6) FAIRNESS OPINION. The Special Committee considered the financial presentation of Lehman Brothers Inc. ("Lehman") and Lehman's oral opinion delivered at the February 14, 2001 meeting of the Special Committee (subsequently confirmed by delivery of a written opinion dated February 14, 2001, the date that the Merger Agreement was signed) that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the per Share amount was fair, from a financial point of view, to the Company's shareholders, other than Purchaser, Merger Sub and the Westfield Affiliates. Lehman's opinion is limited to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger, taken together as a whole and not separately, by the holders of Shares (other than Purchaser, Merger Sub and the Westfield Affiliates) and does not constitute a recommendation as to whether any shareholder should tender Shares pursuant to the Offer or how such shareholder should vote with respect to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety. A COPY OF LEHMAN'S WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND

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LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN IS ATTACHED AS ANNEX A TO THIS
SCHEDULE 14D-9 AND IS INCORPORATED BY REFERENCE HEREIN. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF LEHMAN CAREFULLY AND IN ITS ENTIRETY (SEE "ANNEX A--OPINION OF LEHMAN BROTHERS").

    (7) TRANSACTION STRUCTURE. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the Shares, without any financing contingency, thereby enabling the public shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

    (8) QUARTERLY DIVIDENDS. The Special Committee considered the provisions of the Merger Agreement which ensured that the Company's shareholders would continue to receive regular quarterly cash dividends, or a PRO RATA portion thereof, with respect to the Shares until the conclusion of the Offer.

    (9) ABILITY TO CONSIDER ALTERNATIVE TRANSACTIONS. The Special Committee considered the terms of the Merger Agreement, including (a) the ability of the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in order to permit the Company to enter into an alternative transaction with a third party and (b) a cost reimbursement arrangement of no more than $5 million in lieu of a typical break-up fee.

    (10) POSSIBLE DECLINE IN MARKET PRICE OF SHARES. The Special Committee considered that if a merger transaction with Purchaser were not negotiated and the Company remained a publicly held corporation, it is possible that, because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $16.25 per Share price to be received by the Company's shareholders in connection with the Offer and the Merger. The Special Committee considered the fact that after the Effective Time, the public holders of the Shares will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Shares in the Offer was preferable to the alternative of a speculative potential future return for public holders of the shares.

    (11) MERGER AGREEMENT TERMS. The Special Committee considered the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

    (12) HIGH LIKELIHOOD OF CONSUMMATION. The Special Committee considered the high likelihood that the proposed acquisition would be consummated, in light of the fact that there are no unusual requirements or conditions to the Offer, the Offer and the Merger are not subject to any regulatory approval requirements or financing contingencies and Purchaser has the financial resources to consummate the Offer and the Merger expeditiously.

    (13) CONFLICTS OF INTEREST. The Special Committee considered the conflicts of interest of certain directors and officers of the Company as set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase.

    (14) AVAILABILITY OF DISSENTERS' RIGHTS. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Missouri law in connection with the Merger.

    (15) SECURITY CAPITAL PREFERRED SHARES. The Special Committee considered the financial terms of the understanding between Purchaser and Security Capital Preferred Growth Incorporated ("Security

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Capital") as set forth in "SPECIAL FACTORS--Plans for the Company after the
Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, relating to a modification of the rights and privileges of the Series C Preferred Shares, Series C-1 Preferred Shares and Series C-2 Preferred Shares of the Company which are owned by Security Capital and the proposed agreement among Security Capital, the Company, Purchaser and the Westfield Affiliates which provides that Security Capital will waive any rights it may have with respect to certain provisions of the Preferred Shares and will not convert such Preferred Shares into Shares prior to the Effective Time.

    (16) OPERATING PARTNERSHIP REDEMPTIONS. The Special Committee considered the obligation of the Company as set forth in the Merger Agreement, for a period of one year following the Effective Time, to value the Shares at no less than the Offer Price for purposes of determining the cash amount payable to holders of Partnership Common Units or Investor Unit Rights of the Company's Operating Partnership, Westfield America Limited Partnership, upon redemption of those units, and the agreement of the Company that no such redemption shall be satisfied using Shares if the Shares are not publicly traded at the time of the redemption.

    BOARD OF DIRECTORS.

    The full Board of Directors of the Company considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

    In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them.

    The Board believes that consideration of the Offer and the Merger was procedurally fair because, among other things:

    - the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Company's shareholders, other than Purchaser, Merger Sub and the Westfield Affiliates;

    - the Special Committee retained and was advised by a nationally recognized financial advisor, Lehman Brothers Inc., in evaluating the proposed transaction;

    - of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and

    - the $16.25 per Share cash purchase price, together with the continued payment of regular quarterly dividends (or PRO RATA portions thereof) until the conclusion of the Offer, and the other terms and conditions of the Merger Agreement resulted from active arms'-length bargaining between the respective advisors of the Special Committee and Purchaser.

    The Board believes that sufficient procedural safeguards to ensure the fairness of the transaction and to permit the Special Committee to effectively represent the interests of the public holders of the Shares were present, and therefore, there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of:
(i) the unaffiliated status and the experience of the members of the Special Committee whose sole purpose was to represent the

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interests of the holders of the Shares (other than Purchaser and the Westfield
Affiliates) and retention by the Special Committee of Lehman and independent legal advisors, and (ii) the fact that the Special Committee, even though consisting of directors of the Company and therefore not completely unaffiliated with the Company, is a mechanism well recognized under law to ensure fairness in transactions of this type.

    Neither the Special Committee nor the Board considered the book value or the liquidation of the Company's assets as meaningful measures of the fair value of the Shares and neither considered liquidation to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

    The Board and the Special Committee recognized that even if no Shares are purchased in the Offer, Purchaser and its affiliates will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholders of the Company. In negotiating the Merger Agreement, the Special Committee sought to condition consummation of the Offer upon, among other things, the acceptance of the Offer by at least two-thirds of the outstanding Shares not owned by Purchaser and its affiliates (the "minimum condition"). The Special Committee was advised by Purchaser's representatives that such a condition would materially and adversely affect Purchaser's ability to obtain the funds necessary to consummate the Offer and the Merger in the manner contemplated by Purchaser. In view of that effect on Purchaser's ability to obtain financing for the Offer and the Merger, Purchaser's representatives advised representatives of the Special Committee that if the Offer were to be conditioned upon the acceptance of the Offer by two-thirds (or a majority) of public shareholders, then Purchaser would also require that the Offer be conditioned upon obtaining the necessary financing to complete the Offer and the Merger. In its deliberations, the Special Committee concluded that the "minimum condition" was less important than the high likelihood of consummation that could be jeopardized if the Offer were conditioned upon financing. Accordingly, the Special Committee agreed that consummation of the Offer would not be conditioned upon acceptance of the Offer by any threshold percentage of the Shares held by unaffiliated shareholders.

    The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

    THE BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (1) HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS (OTHER THAN PURCHASER, MERGER SUB AND THE WESTFIELD AFFILIATES), (2) HAS UNANIMOUSLY APPROVED THE MERGER, THE OFFER AND THE MERGER AGREEMENT AND (3) UNANIMOUSLY RECOMMEND THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

OPINION OF LEHMAN BROTHERS.

    The Special Committee engaged Lehman to act as its financial advisor in connection with the proposed Offer and Merger. On February 14, 2001, at a meeting of the Special Committee held to evaluate the Offer and the Merger, Lehman rendered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated February 14, 2001, that as of such date, from a financial point of view, the cash consideration of $16.25 per Share to be offered to the Company's shareholders (other than Purchaser, the Westfield Affiliates and Merger Sub) in connection with the proposed transaction was fair to such shareholders.

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    THE FULL TEXT OF LEHMAN'S OPINION DATED FEBRUARY 14, 2001 IS INCLUDED AS
ANNEX A TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF THE COMPANY'S COMMON STOCK MAY READ LEHMAN'S OPINION FOR A DISCUSSION OF THE PROCEDURES FOLLOWED, FACTORS CONSIDERED, ASSUMPTIONS MADE AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY LEHMAN IN RENDERING ITS OPINION.

    LEHMAN'S OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE SPECIAL COMMITTEE AND THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED TRANSACTION. LEHMAN'S OPINION IS NOT A RECOMMENDATION TO THE COMPANY'S SHAREHOLDERS AS TO HOW SUCH SHAREHOLDERS SHOULD RESPOND TO THE OFFER OR VOTE ON THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT OR ANY MATTER RELATED THERETO. LEHMAN WAS NOT REQUESTED TO OPINE AS TO, AND ITS OPINION DOES NOT ADDRESS, THE COMPANY'S UNDERLYING BUSINESS DECISION TO PROCEED WITH OR EFFECT THE OFFER AND THE MERGER.

    In arriving at its opinion, Lehman reviewed and examined, among other things:

    - the Merger Agreement and the specific terms of the Offer and the Merger;

    - publicly available information concerning the Company that Lehman believed to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2000,
      June 30, 2000 and September 30, 2000, and the Company's earnings release for the quarter ended December 31, 2000;

    - financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman by the Company;

    - a trading history of the Company's Common Stock from May 16, 1997 to February 13, 2001, and a comparison of that trading history with those of other companies that Lehman deemed relevant;

    - a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman deemed relevant;

    - a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman deemed relevant;

    - a summary of the terms relating to proposed amendments to the certificates of designation of the Series C, C-1 and C-2 Preferred Shares of the Company held by Security Capital; and

    - publicly available reports prepared by third party research analysts regarding the future financial performance of the Company.

    In addition, Lehman had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations that Lehman deemed appropriate.

    In arriving at its opinion, Lehman assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company provided to Lehman, upon advice of the Company, Lehman assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future

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performance of the Company. In arriving at its opinion, Lehman conducted only a limited physical inspection of the properties owned by the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, neither the Special Committee nor the Board authorized Lehman to solicit, and Lehman did not solicit, any indications of interest from any third parties with respect to the purchase of all or a part of the Company's business. Lehman's opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 14, 2001.

    No limitations were imposed by the Company or the Special Committee on the scope of Lehman's investigation or the procedures to be followed by Lehman in rendering its opinion. In arriving at its opinion, Lehman did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the cash consideration of $16.25 per Share to be offered to the Company's shareholders (other than Purchaser, the Westfield Affiliates and Merger Sub) in the proposed transaction on the basis of the analyses described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Purchaser. None of Lehman, the Company or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

    FINANCIAL ANALYSES

    Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman's opinion.

    The following is a summary of the material financial analyses used by Lehman in connection with providing its opinion to the Board and the Special Committee. Lehman performed a valuation of the Company using the following methodologies: stock trading analysis, comparable companies analysis, comparable transactions analysis, net asset value analysis, dividend discount analysis and analysis of third party research reports. Each of these methodologies, other than the comparable companies analysis and the comparable transactions analysis, was used to generate a range of reference values per share for the Company. The per share value ranges were then compared to the $16.25 per Share cash consideration to be offered to the Company's shareholders in the proposed transaction. The implied per share value ranges derived using the various valuation methodologies described above, as well as the comparable companies analysis and comparable transactions analysis, supported the conclusion that the consideration to be offered to the Company's shareholders (other than Purchaser, the Westfield Affiliates and Merger Sub) was fair, from a financial point of view, to such shareholders.

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
    The various financial analyses noted above and the implied per share value ranges derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. In particular, you should note that in applying the various valuation methods to the particular circumstances of the Company, and the proposed transaction, Lehman made qualitative judgments as to the significance and relevance of each analysis and factor. In addition, Lehman made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Purchaser. Accordingly, the analyses listed in the table and described below must be considered as a whole. The table alone does not constitute a complete description of the financial and comparative analyses. Considering the implied per share value ranges without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman's opinion.

     VALUATION                 SUMMARY DESCRIPTION            IMPLIED VALUE
    METHODOLOGY             OF VALUATION METHODOLOGY            PER SHARE
-------------------   -------------------------------------  ---------------
Stock Trading         Analysis of historical trading of      $12.31-$18.56
Analysis              the Company's Common Stock
                      since initial public offering

Net Asset             Net present valuation based            $15.34-$18.63
Valuation Analysis    upon market valuation of
                      properties individually and
                      settlement of liabilities

Dividend Discount     Valuation based on net present         $13.86-$19.33
Model Analysis        valuation of dividends on
                      Company's Common Stock and
                      assumed terminal value of
                      Common Stock

Analysis of Third     Review of target prices and net        $13.82-$17.00
Party Research        asset value estimates for the
Reports               Company by selected analysts

Consideration To                                             $16.25
Be Received by the
Company's Public
Shareholders in the
Offer and Merger

    STOCK TRADING ANALYSIS. Lehman reviewed and analyzed the current and historical market prices and values of the Common Stock during the period from May 16, 1997 (the date of the Company's initial public offering) through February 13, 2001. The $16.25 per Share price to be paid in the Offer and the Merger represented a premium of approximately 14.7% over the closing price of the Shares, as reported on the NYSE, of $14.17 per Share as of the close of business on February 13, 2001, a premium of approximately 15.7% over the most recent one year trading average of $14.05 per Share and a premium of approximately 3.4% over the average price of the Shares of $15.72 per Share from May 16, 1997 until February 13, 2001.

    COMPARABLE COMPANIES ANALYSIS. The comparable company trading analysis provides a market valuation benchmark based on the common stock trading multiples of selected comparable companies. For this analysis, Lehman reviewed the public stock market trading multiples for selected regional mall real estate investment trusts ("REIT") with financial and operating characteristics that Lehman deemed to be comparable to the Company, including (i) CBL & Associates Properties, Inc., (ii) General Growth Properties, Inc., (iii) JP Realty Inc., (iv) The Macerich Company, (v) The Rouse Company, (vi) Simon Property Group Inc. and
(v) Taubman Centers Inc.

    Using publicly available information, Lehman calculated and analyzed each company's Net Debt to Firm Value Ratio, EBITDA to Firm Value Ratio, 2001 and 2002 FFO Multiples and Current Dividend Yield. Net Debt To Firm Value Ratio is derived by dividing a company's Net Debt (long-term debt minus cash on hand) by its Firm Value (sum of the market value of the common equity and the value of the preferred stock). EBITDA to Firm Value Ratio is derived by dividing a company's EBITDA (earnings before interest, taxes, depreciation and amortization expenses) by its Firm Value. The 2001 and 2002 FFO Multiples are derived by dividing a company's 2001 or 2002 FFO estimates (defined by The National Association of Real Estate Investment Trusts as "net income" computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property, plus depreciation of real property, and after adjustments for unconsolidated entities in which the subject REIT holds an interest) by its current share price. The 2001 and 2002 FFO estimates are based on those published by First Call Corporation. Current Dividend Yield is derived by dividing a company's current annualized dividend by its current share price. This analysis indicated that current ranges of multiples derived from the comparable companies were: (i) Net Debt to Firm
Value: 47.9% to 65.4%; (ii) EBITDA to Firm Value: 7.4% to 9.9%; (iii) projected 2001 and 2002 FFO Multiples of: 6.7x to 8.2x, and 6.1x to 7.2x; respectively; and (iv) dividend yield: 5.1% to 10.7%. Lehman's analysis indicated that at the offer price of $16.25 per Share, the Company's Net Debt to Firm Value was 60.4%, EBITDA to Firm Value was 8.0%, projected 2001 and 2002 FFO was 8.5x and 8.1x, respectively and dividend yield was 9.1%. Accordingly, each of the valuation measures put the Company in the middle or at the top of its comparable universe with only one of the comparable companies having a lower ratio of EBITDA to Firm Value and no comparable company having a higher 2001 or 2002 FFO multiple.

    Because of the inherent differences between the corporate structure, businesses, operations and prospects of the Company and the corporate structure, businesses, operations and prospects of the companies included in the comparable company groups, Lehman believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of the Company and the companies in the comparable companies analysis that would affect the public trading values of the Company and such comparable companies.

    COMPARABLE TRANSACTIONS ANALYSIS. The comparable transaction analysis provides a market benchmark based on the consideration paid in selected comparable transactions. For this analysis, Lehman reviewed certain publicly available information on two regional mall portfolio transactions which it determined to be the only recent transactions comparable to the proposed transaction. Lehman's universe of comparable transactions included all transactions that were announced in the previous year in which a portfolio of regional malls was sold for aggregate consideration of over $1.0 billion. The transactions were the September 2000 purchase by Rodamco North America N.V. of Urban Shopping Centers, Inc. for a total consideration of $3.4 billion and the $1.225 billion acquisition by CBL & Associates Properties, Inc. of 21 regional malls and two associated centers owned by the Richard E. Jacobs Group, Inc. announced in September 2000.

    For each transaction, Lehman compared the EBITDA Capitalization Rate, defined as the ratio of EBITDA to Firm Value, against the corresponding value for the proposed Company transaction. The Rodamco transaction had an EBITDA Capitalization Rate of approximately 7.6%, the CBL & Associates Properties, Inc. transaction had an EBITDA Capitalization Rate of approximately 10.7% and the proposed transaction has an EBITDA Capitalization Rate of 8.0%.

    Lehman also compared the premium paid for Urban Shopping Centers shares one day prior to the announcement of such transaction, 39%, to the 14.7% premium offered in the proposed Company transaction (one day prior to announcement). As the Richard E. Jacobs Group, Inc. was a private company, an equivalent measure of market price was not available for that transaction.

    Lehman explained the large variances in the parameters by noting that the quality of the assets of the target companies differed significantly. In particular the Urban Shopping Centers had a 93.1% occupancy rate, the Richard E. Jacobs Group, Inc. an 87% occupancy rate and the Company a 94% occupancy rate. Sales per square foot for the Urban Shopping Centers, Richard E. Jacobs Group, Inc. and the Company were $429, $303 and $354, respectively. Both sales per square foot and occupancy rate are used in the industry as indications of the performance and quality of a regional mall. These data points for the Company, taken together and in conjunction with those of the comparable transactions listed above, indicate that it is reasonable that the EBITDA Capitalization Rate for the Company is within the range of those for the comparable transactions. Therefore, Lehman concluded that the premium and the EBITDA Capitalization Rate on the proposed transaction are consistent with the comparable transactions when considered in the context of the different quality of each of the portfolios.

    Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Company and the acquired businesses analyzed, Lehman believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the transactions contemplated by the Merger Agreement involving the Company.

    NET ASSET VALUE ANALYSIS. Lehman analyzed a scenario in which the Company would sell each of its properties individually and then settle its liabilities, including the repayment of certain of its preferred stock at liquidation value.

    For stabilized properties, the standard method of determining market value is to apply an NOI Capitalization Rate to each property's forward 12 months projected net operating income ("NOI"). "NOI" means the revenues from a property less expenses incurred in the operation of that property. The NOI Capitalization Rate describes a purchaser's theoretical yield in the first year of operation after purchasing a property. More specifically, as properties are generally valued on the future NOI that they may produce, the property's future NOI divided by its NOI Capitalization Rate will determine the property's value. Lehman determined the NOI Capitalization Rate for each property based on several factors, including;

    - age of asset and physical condition;

    - tenant quality;

    - demographic statistics of the property's trade area;

    - mix and quality of anchor/department stores;

    - productivity of mall stores (sales per square foot); and

    - future growth and expansion potential of the property.

    For each property Lehman applied a midpoint NOI Capitalization Rate to determine the base case and then increased and decreased the capitalization rate by 25 basis points to come up with downside and upside valuations. Estimates of forward 12 months projected NOI for each property was provided to Lehman by the Company. For those properties under development, Lehman used a range of values that represented the land or "as is" appraised values of the properties and varied that value by plus or minus five percent for the downside and upside valuation.

    The analysis produced an aggregate net asset value for all of the Company's properties of $15.34-$18.63 per share. This represented an NOI Capitalization Rate of 9.1% and 8.6%, respectively, on the portfolio. The midpoint NOI Capitalization Rates on the individual centers ranged from a low of 7.5% to a high of 12.5%.

    While the consideration of $16.25 per Share offered in the proposed transaction is 4.1% lower than the base case net asset value of $16.94 per Share, Lehman believed that a discount to the midpoint net asset value is reasonable for the following reasons, among others:

    - The consideration that shareholders will receive in the proposed Company transaction is cash and therefore requires no valuation discount or time value discount whereas an orderly liquidation of the Company could take from six months to two years to complete; and

    - The Company's external advisory structure means that the Company's shareholders do not get all of the benefits of increased property performance and improvements in operating margins or economics of scale. Specifically, the Company pays incentive fees to third parties to manage, lease, develop and redevelop its properties. Therefore, as NOI at a property increases, a portion of this increase is paid to these third parties as incentive fees.

    DIVIDEND DISCOUNT MODEL. Lehman performed a dividend discount analysis pursuant to which the value of the Company was established by adding (i) the net present value of the Company's future stream of dividend payments to the Company's shareholders for the years 2001 through 2003 plus (ii) the estimated net present value of the terminal value of the Company at the end of 2003. Lehman assumed a terminal value of the Shares at the end of 2003 by applying an assumed terminal multiple of 7.4x (based on the Company's estimate of FFO in 2001 of $1.92 per Share and a closing price per Share on February 13, 2001 of $14.17). The assumed terminal multiple was then applied to the Company's projected 2004 FFO.

    To determine net present value, Lehman used a discount rate of 13% per annum based on its estimate of the Company's cost of equity.

    Lehman also performed a sensitivity analysis on the dividend discount model by varying its assumptions of the cost of equity from 12% to 14%and the terminal FFO multiple from 5.9x to 8.8x (10% above and below the Company's 2001 FFO multiple of 7.4x). The dividend discount analysis suggested a value per Share range of $13.86 to $19.33. The consideration offered in the proposed transaction ($16.25) is within this range.

    THIRD PARTY RESEARCH. Lehman reviewed the target prices and/or net asset value estimates for the Company as reported by the equity research analysts at Lehman, Prudential Securities Inc., Merrill Lynch & Co., Inc. and Morgan Stanley Dean Witter & Company. The 12 month target prices and net asset values set by such firms were in a range of $14.78 to $17.71 per Share. The consideration offered in the proposed transaction ($16.25) is within this range.

    Lehman is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman because of its expertise, reputation and familiarity with the Company and the real estate industry in general and because its investment banking professionals have substantial experience in transactions similar to the proposed transaction.

INTENT TO TENDER.

    To the best of the Company's knowledge after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all executive officers, directors and affiliates of the Company, other than Purchaser, Merger Sub and the Westfield Affiliates, and other than those individuals who intend to make charitable contributions of the Shares, currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained Lehman to render to the Special Committee an opinion with respect to the fairness, from a financial point of view, to the Company's public shareholders of the consideration offered for the purchase of Shares pursuant to the Offer and the Merger (the "Opinion"). Pursuant to the terms of Lehman's engagement, the Company has agreed to pay Lehman an opinion fee equal to $1,000,000 which was payable upon delivery of the Opinion. The engagement agreement further provided that the Company pay Lehman an additional fee of $500,000 upon the delivery of any subsequent opinion or if Lehman provides any additional services related to any opinion consisting of services in connection with any lawsuits, investigations, claims or other proceedings arising out of the Offer and the Merger. As a result of additional services rendered by Lehman at the request of the Special Committee relating to the transaction with Security Capital, the Company has agreed to pay the additional fee. The Company has also agreed to reimburse Lehman upon request for its reasonable expenses incurred in connection with its engagement, but not exceeding $50,000 without the Company's prior written consent. The Company has also agreed to indemnify Lehman against certain liabilities arising out of Lehman's engagement.

    Lehman and its affiliates have, in the ordinary course of business, in the past provided, and in the future may continue to provide, commercial and investment banking services to the Company, and its affiliates unrelated to the Offer and the Merger, for which services Lehman and its affiliates have received customary compensation. In the ordinary course of business, Lehman or its affiliates may actively trade or hold the debt and equity securities of the Company, Westfield America Trust and their respective affiliates for their own accounts and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9 and as set forth in "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's securities; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Schedule 14D-9 and as set forth in "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(6) and (a)(7) hereto, respectively, and are incorporated herein by reference in their entirety.

    SECTION 351.459 OF THE MGBCL

    Section 351.459 of the MGBCL ("Section 351.459"), the Missouri Business Combination Statute, generally prevents an "interested shareholder" (generally a person who owns or has the right to acquire 20% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other actions) with a "resident domestic corporation" for a period of five years following the date such person first became an interested shareholder, and imposes certain requirements on such business combinations undertaken after the five-year period. The provisions of Section 351.459 are not applicable to the Merger for one or more reasons specified in the statute, including the fact that Purchaser and the Westfield Affiliates acquired their respective Shares prior to the date that the Company had a class of voting stock registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and at a time when the Company was not a "resident domestic corporation."

    SECTION 351.407 OF THE MGBCL

    Section 351.407 of the MGBCL ("Section 351.407"), the Missouri Control Share Acquisition Statute, generally provides that "control shares" of an "issuing public corporation" acquired in a "control share acquisition" retain voting rights only to the extent granted by a majority vote of all shares entitled to vote and a majority of all voting shares excluding shares held by the acquirer and officers and employee directors of the issuing public corporation. The provisions of Section 351.407 are not applicable to Shares acquired by Purchaser in the Offer or the Merger as a consequence of the fact that Purchaser may exercise or direct the exercise of voting power over a majority or more of all voting power of the Shares prior to the completion of the Offer or the Merger. Accordingly, Shares purchased by Purchaser in the Offer or the Merger are not "control shares" for purposes of Section 351.407. Furthermore, the acquisition of Shares in the Merger are exempt from Section 351.407 because of a provision of the Control Share Acquisition Statute which provides that an acquisition of shares pursuant to a merger, when the "issuing public corporation" is a party to the merger agreement, does not constitute a "control share acquisition."

    SECTION 409.500 ET SEQ. OF THE MGBCL

    Section 409.500 ET SEQ. (the "Missouri Takeover Bid Disclosure Act") regulates certain "takeover bids," including tender offers, aimed at acquiring any "equity security" of a "target company" (defined as a "resident domestic corporation" within the meaning of the MGBCL) if, after the acquisition, the offeror would own more than 5% of any class of the target company's equity securities. The Missouri Takeover Bid Disclosure Act prohibits takeover bids and solicitations or recommendations regarding a takeover bid unless certain filings and disclosures are made. The Offer and the Merger are not subject to the Missouri Takeover Bid Disclosure Act because, among other things, the definition of "takeover bid" excludes any offer where, prior to making the offer, the offeror beneficially owns, directly or indirectly, a majority of the voting equity securities of the target company.

    The Company does not believe that the antitakeover laws and regulations of any state, including Missouri, will by their terms apply to the Offer and the Merger, and Purchaser has not attempted to comply with any state antitakeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger on any grounds, including those discussed above. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "THE TENDER OFFER--Section 11. Certain Conditions of the Offer," of the Offer to Purchase, which is filed as Exhibit (a)(1) hereto.

    SECTION 351.447 OF THE MGBCL.

    Section 351.447 of the MGBCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, and one of the corporations is a Missouri corporation and the other is either a Missouri corporation or a foreign corporation if the laws of the jurisdiction of incorporation of the foreign corporation permit a corporation of that jurisdiction to merge with a corporation of another jurisdiction, the corporation having such ownership may merge the other corporation into itself or itself into such other corporation, without any action or vote on the part of the shareholders of any Missouri corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, and Purchaser also acquires 90% of the outstanding shares of the Company's preferred stock, then, at the election of Purchaser, a short-form merger could be effected without approval of the shareholders of the Company, subject to compliance with the provisions of
Section 351.447 of the MGBCL. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price.

    SECTION 351.455 OF THE MGBCL.

    Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of
Section 351.447(3) or Section 351.455 of the MGBCL. These statutes generally allow shareholders who comply with the applicable statutory procedures to receive a judicial determination of the value or fair value of their Shares (exclusive of any element of value arising from the expectation or accomplishment of the Merger) and to receive payment of such value or fair value in cash, together with interest thereon. Any such judicial determination of the value or fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

    LITIGATION

    On February 15, 2001, a complaint was filed in state court in Los Angeles County, California, naming the Company, Frank P. Lowy, Francis T. Vincent, Jr., Larry A. Silverstein, David H. Lowy, Herman Huizinga, Bernard Marcus, Roy L. Furman, Frederick G. Hilmer and Peter S. Lowy, together with Westfield America Trust and Westfield Holdings Limited, as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the Shares not held by Westfield America Trust and the Westfield Affiliates is unfair and inadequate and that the directors of the Company breached their fiduciary duties by approving a transaction which will benefit fiduciaries at the expense of the public shareholders of the Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. This case is titled JOSHUA TEITELBAUM V. FRANK
P. LOWY, ET. AL., Case No. BC245070 (Cal. Super. Ct., Cty of Los Angeles). A copy of the complaint is filed as Exhibit (a)(9) hereto and is incorporated herein by reference in its entirety. On March 1, 2001, the plaintiff re-filed a substantially similar complaint in the United States District Court for the Central District of California. This case is titled JOSHUA TEITELBAUM V. FRANK
P. LOWY, ET. AL., Case No. 01-1963 CAS (RNBX) (C.D. Cal. March 1, 2001). A copy of the complaint is filed as Exhibit (a)(15) hereto and is incorporated herein by reference in its entirety.

    On February 15, 2001, an additional complaint titled ADRIENNE KAUFMAN V. WESTFIELD AMERICA, INC. ET. AL., Case No. BC245136 (Cal. Super. Ct., Cty of Los Angeles), was filed in state court in Los Angeles County, California, naming the Company, its directors and Westfield America Trust, as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the Shares not held by Westfield America Trust and the Westfield Affiliates is unfair and does not reflect the value of the Company's assets and that the directors of the Company are engaging in self-dealing, are not acting in good faith and have breached their fiduciary duties at the expense of the public shareholders of the Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. A copy of the complaint is filed as Exhibit (a)(10) hereto and is incorporated herein by reference in its entirety. On March 1, 2001, the plaintiff re-filed a substantially similar complaint in the United States District Court for the Central District of California. The case is titled ADRIENNE KAUFMAN V. WESTFIELD AMERICA, INC. ET. AL., Case No. 01-1962 MMM (COX) (C.D. Cal. March 1, 2001). A copy of the complaint is filed as Exhibit (a)(16) hereto and is incorporated herein by reference in its entirety.

    On February 15, 2001 and February 16, 2001, two complaints were filed in the United States District Court for the Western District of Missouri, naming the Company, its directors and Westfield America Trust, as defendants. The complaints are brought on behalf of a purported class of public shareholders of the Company and allege, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the Shares not held by Westfield America Trust and Westfield Affiliates is unfair and inadequate and that the directors of the Company are engaging in self-dealing, are not acting in good faith and have breached their fiduciary duties to the public shareholders of the Company. As relief, the complaints seek, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. The cases titled DAVID ROSENBERG V. WESTFIELD AMERICA, INC. ET. AL., Civil Action No. 01-0165-CV-W-3 (W.D. Mo.) and DAVID OSHER V. WESTFIELD
AMERICA, INC. ET. AL., Civil Action No. 01-0168-CV-W-4 (W.D. Mo.) have been consolidated into one proceeding. Copies of the complaints are filed as Exhibits
(a)(11) and (a)(12) hereto and are incorporated herein by reference in their entirety.

    On February 23, 2001, an additional complaint was filed in state court in Los Angeles County, California, naming the Company, its directors and Westfield America Trust, as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the Shares not held by Westfield America Trust and the Westfield Affiliates is unfair and does not reflect the value of the Company's assets and that the directors of the Company are engaging in self-dealing, are not acting in good faith and have breached their fiduciary duties at the expense of the public shareholders of the

Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. The case is titled HILDEGARD BOWLINDER V. WESTFIELD AMERICA, INC. ET. AL., Case No. BC245629 (Cal Super. Ct., Cty of Los Angeles). A copy of the complaint is filed as Exhibit (a)(13) hereto and is incorporated herein by reference in its entirety.

    An additional complaint titled WASHINGTON SAVINGS BANK V. WESTFIELD AMERICA, INC. ET. AL., Case No. 01-0213-CV-W-5 (W.D. Mo.), was filed in the United States District Court for the Western District of Missouri, naming the Company, Westfield America Trust, Frank P. Lowy, Peter S. Lowy, David M. Lowy,
Frederick G. Hilmer, Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A. Silverstein and Francis T. Vincent, Jr., as defendants. The complaint is brought on behalf of a purported class of public shareholders of the Company and alleges, among other things, that the consideration being offered to the public shareholders of the Company in connection with the proposed acquisition by Westfield America Trust of the Shares not held by Westfield America Trust and the Westfield Affiliates is unfair and does not reflect the value of the Company's assets and that the individual defendants have breached their fiduciary duties to the public shareholders of the Company. As relief, the complaint seeks, among other things, an injunction against completion of the proposed transaction, and damages in an unspecified amount. A copy of the complaint is filed as Exhibit (a)(14) hereto and is incorporated herein by reference in its entirety.

ITEM 9. EXHIBITS.

    The following exhibits are filed herewith:

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (a)(1)                 Offer to Purchase dated March 5, 2001 (incorporated by
                        reference to Exhibit (a)(1)(A) to the Schedule TO filed by
                        Purchaser on March 5, 2001 and included in copies mailed to the Company's shareholders).

 (a)(2)                 Letter of Transmittal (incorporated by reference to
                        Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser on
                        March 5, 2001 and included in copies mailed to the Company's shareholders).

 (a)(3)                 Letter from the Board of Directors of the Company to the
                        Company's shareholders dated March 5, 2001 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed by
                        Purchaser on March 5, 2001 and included in copies mailed to the Company's shareholders).

 (a)(4)                 Press Release issued by the Company on February 15, 2001
                        (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by the Purchaser on March 5, 2001).

 (a)(5)                 Joint Press Release issued by Purchaser and the Company on
                        March 5, 2001, announcing the commencement of the Offer
                        (incorporated by reference to Exhibit (a)(1)(I) to the
                        Schedule TO filed by Purchaser on March 5, 2001 and included in copies mailed to the Company's shareholders).

 (a)(6)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees (incorporated by reference to
                        Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser on
                        March 5, 2001).

 (a)(7) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
                        (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser on March 5, 2001).

 (a)(8)                 Opinion of Lehman Brothers Inc. dated February 14, 2001
                        (included as Annex A to this Schedule 14D-9).

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (a)(9)                 Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy,
                        Francis T. Vincent, Jr.,
                        Larry A. Silverstein, David H. Lowy, Herman Huizinga,
                        Bernard Marcus, Roy L. Furman, Frederick G. Hilmer, Peter S.
                        Lowy, Westfield America, Inc., Westfield America Trust and
                        Westfield Holdings Limited, filed on February 15, 2001 in
                        the Superior Court of the State of California, County of Los
                        Angeles (incorporated by reference to Exhibit 99.1 to the
                        Form 8-K filed by the Company on February 20, 2001).

 (a)(10)                Copy of complaint titled Adrienne Kaufman v. Westfield
                        America, Inc., Westfield America Trust, Frank P. Lowy, Peter
                        S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman,
                        Herman Huizinga, Bernard Marcus, Larry A. Silverstein and
                        Francis T. Vincent, Jr., filed on February 15, 2001 in the
                        Superior Court of the State of California, County of Los
                        Angeles (incorporated by reference to Exhibit 99.2 to the
                        Form 8-K filed by the Company on February 20, 2001).

 (a)(11)                Copy of complaint titled David Rosenberg v. Westfield
                        America, Inc., Westfield America Trust, Steven M. Lowy,
                        Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr.,
                        Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S.
                        Lowy and Herman Huizinga filed on February 15, 2001 in the
                        United States District Court for the Western District of
                        Missouri, Western Division (incorporated by reference to
                        Exhibit 99.3 to the Form 8-K filed by the Company on
                        February 22, 2001).

 (a)(12)                Copy of complaint titled David Osher v. Westfield
                        America, Inc., Westfield America Trust, Steven M. Lowy,
                        Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr.,
                        Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S.
                        Lowy and Herman Huizinga filed on February 16, 2001 in the
                        United States District Court for the Western District of
                        Missouri, Western Division (incorporated by reference to
                        Exhibit 99.4 to the Form 8-K filed by the Company on
                        February 22, 2001).

 (a)(13)                Copy of complaint titled Hildegard Bowlinder v. Westfield
                        America, Inc., Westfield America Trust, Steven M. Lowy,
                        Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr.,
                        Larry A. Silverstein, Roy L. Furman, Frank P. Lowy and
                        Herman Huizinga filed on February 23, 2001 in the Superior
                        Court of the State of California, County of Los Angeles
                        (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed by Purchaser on March 5, 2001).

 (a)(14)                Copy of complaint titled Washington Savings Bank v.
                        Westfield America, Inc., Westfield America Trust, Frank P.
                        Lowy, Peter S. Lowy, David M. Lowy, Frederick G. Hilmer,
                        Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A.
                        Silverstein and Francis T. Vincent, Jr. filed in the United
                        States District Court for the Western District of Missouri,
                        Western Division (incorporated by reference to
                        Exhibit (a)(5)(F) to the Schedule TO filed by Purchaser on
                        March 5, 2001).

 (a)(15)                Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy,
                        Francis T. Vincent, Jr.,
                        Larry A. Silverstein, David H. Lowy, Herman Huizinga,
                        Bernard Marcus, Roy L. Furman, Frederick G. Hilmer, Peter S.
                        Lowy, Westfield America, Inc., Westfield America Trust and
                        Westfield Holdings Limited, filed on March 1, 2001 in the
                        United States District Court for the Central District of
                        California (incorporated by reference to Exhibit (a)(5)(G)
                        to Schedule TO filed by Purchaser on March  5, 2001).

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (a)(16)                Copy of complaint titled Adrienne Kaufman v. Westfield
                        America, Inc., Westfield America Trust, Frank P. Lowy, Peter
                        S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman,
                        Herman Huizinga, Bernard Marcus, Larry A. Silverstein and
                        Francis T. Vincent, Jr., filed on March 1, 2001 in the
                        United States District Court for the Central District of
                        California (incorporated by reference to Exhibit (a)(5)(H)
                        to Schedule TO filed by Purchaser on March 5, 2001).

 (e)(1)                 Agreement and Plan of Merger, dated as of February 14, 2001, by and among Purchaser, Merger Sub and the Company
                        (incorporated by reference to Exhibit (d)(1) to the Schedule
                        TO filed by Purchaser on March 5, 2001).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             WESTFIELD AMERICA, INC.

                                             By:             /s/ MARK A. STEFANEK
                                                  ------------------------------------------
                                                               Mark A. Stefanek
                                                            CHIEF FINANCIAL OFFICER

Dated: March 5, 2001

                                                                        ANNEX A

                                LEHMAN BROTHERS

                                                              February 14, 2001

Board of Directors
Special Committee of the Board of Directors
Westfield America, Inc.
11601 Wilshire Boulevard
Los Angeles, CA 90025

Members of the Board of Directors and the Special Committee:

    We understand that Westfield America Management Limited ("Parent"), in its capacity as responsible entity and trustee of Westfield America Trust, an Australian public unit trust, and Westfield America, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger, to be dated as of February 14, 2001 (the "Agreement"), pursuant to which (i) Parent would commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $.01 per share (the "Shares"), not held by Parent and certain of its affiliates set forth in the Agreement (the "Offer Affiliates"), for $16.25 per share, net to the seller in cash (the "consideration"), and
(ii) a subsidiary owned, directly or indirectly, by Parent and/or one or more of the Offer Affiliates ("Merger Subsidiary") would be merged with and into the Company in a merger (the "Merger") in which Shares not acquired in the Offer, other than Shares held in treasury or held by Parent, Merger Subsidiary or any Offer Affiliate, would be converted into the right to receive the consideration. The Offer and the Merger, taken together, are referred to as the "Proposed Transaction." The terms of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Parent, the Offer Affiliates and Merger Subsidiary) of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's annual report on Form 10-K for the fiscal year ended December 31, 1999, the Company's quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 and the Company's earnings release for the quarter ended December 31, 2000; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (4) a trading history of the Shares from May 16, 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) a summary of the terms relating to proposed amendments to the certificates of designation of the Series C, C-1 and C-2 Preferred Stock of the Company held by Security Capital Preferred Growth Incorporated; and (8) publicly available reports prepared by third party research analysts regarding the future financial performance of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have conducted only a limited physical inspection of the properties owned by the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders (other than Parent, the Offer Affiliates and Merger Subsidiary) in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and is rendered to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                   LEHMAN BROTHERS

                                      A-2